UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, January 8, 2021

Update: RMBS-related provisions and 4Q20 financial performance

As has been previously announced, Credit Suisse and MBIA have been in a civil legal dispute in New York since 2009 in respect of warranties regarding a US residential mortgage backed security (RMBS) issued in 2007. On November 30, 2020, the judge presiding over this legacy case issued an order requiring both parties to submit estimates of damages in respect of these mortgages which could result in a judgment against Credit Suisse of up to approximately USD 680 million.

Although Credit Suisse previously set aside USD 300 million in provisions in connection with this case and continues to believe it has strong grounds for appeal, we indicated on December 1, 2020, that we would evaluate the need for additional provisions. This review is now concluded, and we expect to increase our provisions for the MBIA case and other RMBS-related cases by a total of USD 850 million. This charge will be reflected in our 4Q20 financial results. As a consequence of this increase, together with the expected impairment charge in respect of our non-controlling interest in York Capital Management that we announced on November 24, 2020, we would expect to report a net loss in 4Q20. These results will be published, as already scheduled, on Thursday, February 18, 2021.

Our trading performance in the final month of 2020 continued at similar levels to those summarized at our Investor Update on December 15, 2020. In the Wealth Management businesses, stronger year-on-year transactional activity, particularly in Asia, partly offset the adverse FX translational effect from the strengthening of the Swiss Franc and some pressure on net interest income. Our Investment Bank continued to perform well, with USD revenues in 4Q20 increasing by more than 15% compared to 4Q19.

As announced at our Investor Update last month, we intend to buy back a minimum of CHF 1.0 billion and up to CHF 1.5 billion of shares in 2021, subject to market and economic conditions. The program will commence on Tuesday, January 12, 2021.

Finally, in light of the ongoing COVID-19 pandemic and related restrictions and to ensure the health and safety of our shareholders and employees, the Board of Directors has decided that the Annual General Meeting of Credit Suisse Group AG on April 30, 2021, will be held without the physical attendance of shareholders. Shareholders will be requested to vote in advance by giving power of attorney and voting instructions to the independent proxy and can follow the Annual General Meeting via webcast.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
E-mail: investor.relations@credit-suisse.com

Sebastian Kistner, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
E-mail: media.relations@credit-suisse.com

Media Release Zurich, January 8, 2021

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,800 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information
In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Credit Suisse has not finalized its 2020 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this document with respect to the fourth quarter of 2020 is subject to completion of year-end procedures, which may result in changes to that information.

References to Wealth Management mean Swiss Universal Bank Private Clients, International Wealth Management Private Banking and Asia Pacific or their combined results.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

-
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;

-
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;

Media Release Zurich, January 8, 2021

-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
-
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: January 8, 2021		Vice President